Ignyte Acquisition Corp.

640 Fifth Avenue

New York, NY 10019

October 13, 2022

VIA EDGAR

Attention:	Daniel Crawford
Alan Campbell

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re:	Ignyte Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed September 23, 2022

File No. 001-39951

Ladies and Gentleman:

This letter sets forth the response of Ignyte Acquisition Corp. (the “Company” or “Ignyte”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated October 3 2022, with respect to the above referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Proxy Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Preliminary Proxy Statement on Schedule 14A filed September 23, 2022

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that Ignyte’s sponsor, Ignyte Sponsor LLC (the “Sponsor”), is a Delaware limited liability company, which is not controlled by, and does not have substantial ties to, any non-U.S. person. David Rosenberg and David J. Strupp, Jr., Ignyte’s Co-Chief Executive Officers and members of the Ignyte Board of Directors, are U.S. citizens, and are the managing members of the Sponsor. Neither Messrs. Rosenberg and Strupp, nor to the best of Ignyte’s knowledge, is any other member of the Sponsor controlled by, or has any substantial ties to, any non-U.S. person. Notwithstanding the above, we have revised the disclosure on page 28 of the Revised Proxy Statement to address risks related to non-U.S. person involvement in the transaction.

*****

We respectfully request the Staff’s assistance in completing the review of the Proxy Statement, as amended, as soon as possible. Please contact Andrew P. Gilbert of DLA Piper LLP (US) at (973) 520-2553 or Scott A. Cowan of DLP Piper LLP (US) at (973) 520-2554 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

IGNYTE ACQUISITION CORP.

By:	/s/ David Rosenberg
Name: David Rosenberg
Title: Co-Chief Executive Officer

cc:	David Strupp, Ignyte Acquisition Corp.

Steven Kaplan, Ignyte Acquisition Corp.

Andrew P. Gilbert, DLA Piper LLP (US)

Scott A. Cowan, DLA Piper LLP (US)